Exhibit 3.214

AGREEMENT OF MERGER

This Agreement of Merger (the “Merger Agreement”) is dated as of the 22nd day of January’; 2007, by and among Size Technologies, Inc., a California corporation-. (“Surviving Corporation”), First Data Corporation, a Delaware corporation (“Parent”) and FDC Size Merger Sub, Inc., a California corporation (“Disappearing Corporation”). Surviving Corporation, Parent, and Disappearing Corporation have also entered into that certain Agreement and Plan of Merger, dated as of January 19, 2007 (the “Agreement”).

Surviving Corporation, Parent, and Disappearing Corporation hereby agree that at the Effective Time (as defined in this Merger Agreement), Disappearing Corporation shall merge with and into Surviving Corporation (the “Merger”) on the following terms and conditions:

I.              The Merger will be consummated upon the filing of this Merger Agreement with the California Secretary of State, in accordance with the relevant provisions of the California Corporations Code (the time of filing of this Merger Agreement with the Secretary of State of California being referred to herein as the “Effective Time”).

2.             Upon the terms and subject to the conditions set forth in the Agreement and this Merger Agreement, at the Effective Time, Disappearing Corporation shall be merged with and into Surviving Corporation. Surviving Corporation shall be the surviving corporation and the separate existence of Disappearing Corporation shall cease.

3.             At the Effective Time, the articles of incorporation of the Surviving Corporation shall be as set forth in Exhibit A attached hereto.

4.             At the Effective Time, the bylaws of the Surviving Corporation immediately prior to the Merger shall continue to be the bylaws of the Surviving Corporation after the Effective Time of the Merger until such time as amended in accordance with the bylaws and articles of incorporation of the Surviving Corporation.

5.             At the Effective Time, the directors of Disappearing Corporation immediately prior to the Effective Time shall be the initial directors of Surviving Corporation, to serve until their respective successors are duly elected, appointed, and/or qualified.

6.             At the Effective Time, the officers of Surviving Corporation immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, to serve until their successors are duly elected, appointed and/or qualified.

7.             For purposes hereof:

(a)           “Indebtedness” shall mean (i) all obligations of Surviving Corporation for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) all obligations of Surviving Corporation evidenced by notes, bonds, debentures or similar instruments, (iii) all obligations of Surviving Corporation to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (iv) all payments obligated to be made by Surviving Corporation, whether periodically or upon the happening of a contingency, under interest rate and currency swaps, caps, collars and similar contracts or hedging devices, (v) all obligations created or arising under any conditional sale or other title retention contract with respect to property acquired by Surviving Corporation, (vi) all obligations of Surviving Corporation under leases which have been or should be, in accordance with generally accepted accounting principles consistently applied by Surviving Corporation, recorded as capital- leases, (vii) all indebtedness secured by any lien on any property or asset owned or held by Surviving Corporation regardless of whether the indebtedness secured thereby shat(have been assumed by Surviving Corporation or is non-recourse to the credit of Surviving Corporation, and (viii) all guarantees by Surviving Corporation of the indebtedness of any other person.

(b)           “Working Capital” shall mean the aggregate amount of the current assets of Surviving Corporation minus the aggregate amount of the current liabilities of Surviving Corporation (exclusive of accruals for accrued vacation and for deferred revenues, exclusive of any current liabilities included within the definition of Indebtedness, exclusive of any taxes attributable to a an election under Section 338(g) of the Internal Revenue Code, and exclusive of the fee owed in connection with the closing of the Merger to Linden Advisors, but including certain other bonuses and severance payments payable arising by reason of the closing of the Merger), generally determined in accordance with generally accepted accounting principles consistently applied by Surviving Corporation.

(c)           “Adjustment Amount” shall mean:

(i)            the actual Working Capital of Surviving Corporation as of the Effective Time as determined after the Effective Time; less

(ii)           the estimated Working Capital of Surviving Corporation as of the Effective Date as determined by Surviving Corporation prior to the Effective Time in anticipation of the closing of the Merger; less

(iii)          the actual Indebtedness of Surviving Corporation as of the Effective Time as determined after the Effective Time; plus

(iv)          the estimated Indebtedness of Surviving Corporation as of the Effective Time as determined by Surviving Corporation prior to the Effective Time in anticipation of the closing of the Merger.

8.             Immediately prior to the Effective Time, all outstanding shares of Series Al Preferred Stock and Series B1 Preferred Stock shall have been converted into shares of Common Stock of Surviving Corporation, as a result of which only shares of Series A Common Stock are outstanding as of the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Disappearing Corporation, Surviving Corporation or any shareholder of Surviving Corporation, each share of Surviving Corporation’s Series A Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive from Parent:

(a)           the sum of $0.794276 per share in cash, without interest, payable upon the shareholder’s surrender, on or after the Effective Time, of the shareholder’s Surviving Corporation stock certificates properly endorsed or otherwise in a proper form for transfer, together with delivery of certain other documents as may be reasonably required by Parent;

(b)           the sum of $0.1096542 per share in cash to be placed in an escrow fund from which breach of representation and warranty, and certain other claims and expenses, may be paid to Parent for a limited period after the Effective Time, which escrow fund is to be increased by Parent for any tax refund or credit (including any interest component thereof (net of any tax liability with respect to

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such interest)) with respect to the Surviving Corporation’s tax returns relating to pre-Effective Time tax periods; and

(c)           if the Adjustment Amount is positive, the sum in cash per share equal to the Adjustment Amount divided by the number of shares of Series A Common Stock issued and outstanding immediately prior to the Effective Time.

9.             At the Effective Time of the Merger and subject to the terms and conditions of the Agreement, each share of Disappearing Corporation’s common stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Disappearing Corporation, Surviving Corporation, or the sole shareholder of Disappearing Corporation, be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Disappearing Corporation evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

10.           This Merger Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement

11.           The validity, interpretation, and performance of this Merger Agreement will be controlled by and construed under the laws of the State of California, except as they pertain to conflicts of law.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Merger Agreement as of the date first written above.

SIZE TECHNOLOGIES, INC., a California
corporation

By:	/s/ James T. Ray
James T. Ray, President and Secretary

FIRST DATA CORPORATION, a Delaware
corporation

By:	/s/ Edward A. Labry
Name: Edward Labry
Title: Senior Vice President

By:	/s/ Michael W. Shepherd
Name: Michael W. Shepherd
Title: Assistant Secretary

FDC SIZE MERGER SUB, INC., a California
corporation

By:	/s/ Edward A. Labry
Edward Labry, III, President

By:	/s/ Michael W. Shepherd
Michael W. Shepherd, Assistant Secretary

EXHIBIT A

ARTICLES OF INCORPORATION

ONE:               The name of the corporation is:

Size Technologies, Inc.

TWO:             The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE:          The corporation is authorized to issue only one class of shares of stock; and the total number of shares which the corporation is authorized to issue is one hundred (100).

FOUR:            The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to indemnify the officers and directors of the corporation to the fullest extent permissible under California law.